

October 26, 2011

Via E-mail
Mr. David Bernstein
Chief Executive Officer
AnythingIT Inc.
17-09 Zink Place, Unit 1
Fair Lawn, NJ 07410

>   **Re: AnythingIT Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed October 25, 2011**
>   **File No. 333-174109**

Dear Mr. Bernstein:

      We have reviewed the above-referenced filing and the related response letter dated October 25, 2011, and have the following comment. If indicated, we think you should revise your document in response to this comment. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our oral comment issued on October 24, 2011.

Management's Discussion and Analysis of Financial Statements and Results of Operations

Liquidity and Capital Resources, page 10

1.   We note that your accounts receivable, accounts payable and inventory balances have increased significantly as of June 30, 2011 as compared to June 30, 2010. We further note your explanations that the increases in accounts receivable and accounts payable relate to timing differences, and that your inventory levels will fluctuate based upon the decommissioning schedules for legacy IT by your clients. Tell us what consideration you gave to disclosing amounts received or paid after June 30, 2011 relating to your accounts receivable and accounts payable balances, and amounts sold after June 30, 2011 relating to your inventory balance.

Financial Statements for the Years Ended June 30, 2011 and 2010

Notes to Audited Financial Statements

Note 2. – Basis of Presentation and Summary of Significant Accounting Policies

Significant Accounting Polices

Significant Customers, page F-8

2.   Please disclose any single customers that accounted for greater than 10% of your accounts receivable balance as of June 30, 2011 and June 30, 2010.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng for

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        James M. Schneider, Esq.
        Schneider Weinberger LLP